

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 28, 2017

Joseph W. Turner, Jr.
Chief Executive Officer, President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re:** **Ministry Partners Investment Company, LLC**
> **Registration Statement on Form S-1**
> **Filed December 8, 2017**
> **File No. 333-221954**

Dear Mr. Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Frequently Asked Questions About the Notes, page 1

1. Revise to add a Q&A captioned, "Are there fees associated with my investment" or another similar caption, and explain that a new, 1% per annum "asset under management fee" will be charged monthly. In addition, clarify if the charge will apply to Notes already outstanding, or renewal or rollovers of outstanding Notes. Finally, clarify if the charge will be applied monthly and if it is applied to not only the Note amount but any accrued or deferred interest already earned but not yet paid. The use of examples would also be encouraged.

2. With regard to the asset under management fee, please advise us why MP Securities is not required to register as an Investment Company or under the Investment Advisory Act or be registered or regulated under state laws.

3. We note the Q&A on page 2 where you "reserve the right to prospectively adjust the applicable Fixed or Variable Spread" and "will provide notice of any change in the Fixed or Variable Spread by supplement to this Prospectus." Please advise us why this issuance would then not be considered a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering pursuant to Rule 415. Please revise accordingly or articulate why your offering of the notes would qualify as conducted on a continuous basis.

Underwriting Compensation we Will Pay, page 127

4. We note disclosure in footnote 1 to the use of proceeds table on page 31 and on page 128 that up to an additional $1,587,426 in underwriting compensation may be paid for expenses in addition to the AUM fee. We also note the disclosure on page 128 that this amount is for non-transaction based compensation to FINRA members and dual-employee non-transaction-based compensation. Please expand the disclosure on page 128 to more fully describe who will receive the fees and for what activities. Please also confirm that these payments comply with applicable FINRA rules.

5. Please expand the disclosure on underwriter compensation to clarify whether, given the affiliated status of the broker-dealer, MP Securities, FINRA approval is required for the affiliate broker-dealer to act as an underwriter in the debt offering.

Part II.

Item 16. Exhibits.

6. Please revise the list of exhibits to include the Form of Indenture, the Forms of Notes and the Forms of Purchase Applications. We note these documents are attached to the Prospectus as Exhibits. Nonetheless they should be listed in the Exhibit Index and filed as Exhibits to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Randy K. Sterns, Esq.